                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                                -----------------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                      4--1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                -----------------

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

                [Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is
                 also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes _____ No __X__



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 6, 2003

                                       MITSUBISHI TOKYO FINANCIAL GROUP, INC.



                                       By: /S/ Atsushi Inamura
                                       ----------------------------------------
                                       Name:  Atsushi Inamura
                                       Title: Chief Manager, General Affairs
                                              Corporate Administration Division

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Mitsubishi Tokyo Financial Group, Inc.


Notice concerning the number of shares to be issued with respect to the issuance of new shares in the offering


Tokyo, March 6, 2003---Mitsubishi Tokyo Financial Group, Inc. (MTFG; President:
Shigemitsu Miki) announces that the number of shares to be issued by purchase option exercised by the U.S. Underwriters and the International Underwriters of their purchase options, as stated below.

Shares to be issued by purchase option exercised by the U.S. Underwriters and
-----------------------------------------------------------------------------
the International Underwriters
------------------------------

            U.S. Offering               10,000 shares
            International Offering      24,000 shares

For further information, please contact:
Kohei Tsushima, General Manager, Public Relations Office
Tel: 81-3-3240-8149











Not to Be Circulated in the United States.
These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States has been and will be made by means of a prospectus that may be obtained from the Company. Such prospectus contains detailed information about the Company and management, as well as financial statements. A part of the proposed offering has been registered in the United States under a registration statement filed under the U.S. Securities Act of 1933.

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(Reference information)

1. The number of shares to be issued in the offering

   454,000 new shares of common stock which is the sum of (1)
   and (2) below
   (1) 420,000 new shares to be underwritten by underwriters in each of the Japanese, the U.S. and the International Offering;
          Japanese Public Offering                                               250,000 shares
          U.S. Offering                                                           50,000 shares
          International Offering                                                 120,000 shares
   (2) 34,000 new shares to be issued by purchase option
       exercised by the U.S. and the International
       Underwriters below;
          U.S. Offering                                                           10,000 shares
          International Offering                                                  24,000 shares

2. Outstanding shares

   Current outstanding shares                     Common stock              5,742,467.72 shares
                                                  Class 1 preferred shares        81,400 shares
                                                  Class 2 preferred shares       100,000 shares
                                                  Total                     5,923,867.72 shares
   Number of shares to be newly issued            Common stock                   454,000 shares
   Outstanding shares after issuing new shares    Common stock              6,196,467.72 shares

                                                  Class 1 preferred shares        81,400 shares
                                                  Class 2 preferred shares       100,000 shares
                                                  Total                     6,377,867.72 shares

Not to Be Circulated in the United States.
These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States has been and will be made by means of a prospectus that may be obtained from the Company. Such prospectus contains detailed information about the Company and management, as well as financial statements. A part of the proposed offering has been registered in the United States under a registration statement filed under the U.S. Securities Act of 1933.